Exhibit 99.2

 Fourth Quarter and Full Year 2025 Results  March 9, 2026

 Important Disclosure  This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company’s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company’s securities. By attending or viewing this presentation, each attendee (“Attendee”) agrees that he or she (i) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company’s business.   This presentation includes projections, guidance, forecasts, estimates, assessments and other information pertaining to future events and/or matters, whose materialization is uncertain and is beyond the Company’s control, and which constitute forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968). Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, expectations and evaluations relating to the Company’s business and financial targets and strategy, the integration of the Company’s technology in various systems and industries, the advantages of the Company’s existing and future products, timetables regarding completion of the Company’s developments and the Company’s intentions in relation to various industries, the Company’s intentions in relation to the creation of collaborations and engagements in licensing agreements, production and distribution in various countries, and other statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rates and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to acquisitions made by the Company, including our ability to effectively and efficiently integrate acquired businesses into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4 , 2025 (our “Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report.   You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements provided in this presentation for any reason, to conform these statements to actual results or to changes in our expectations.   In addition, the presentation includes data published by various bodies, and data provided to the Company in the framework of cooperation engagements, concerning the industry, competitive position and markets in which the Company operates, whose content was not independently verified by the Company, such that the Company is not responsible for the accuracy or completeness of such date or whether the data is up-to-date, and Company takes no responsibility for any reliance on such data.   Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon review of such data, and the Company's experience in, and knowledge of, the industry and markets in which the Company operates. Although the Company believes these management estimates are reasonable, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this presentation contains Adjusted EBITDA, Free Cash Flow and Adjusted OPEX, each a non-IFRS financial measure provided to help evaluate our past results and future prospects. Please refer to the appendix for of this presentation for a definition of Adjusted EBITDA, Free Cash Flow and Adjusted OPEX as well as reconciliations of Adjusted EBITDA to net income (loss), Free Cash Flow to operating cash and Adjusted OPEX to OPEX.    Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS).    The Company and its licensors have proprietary rights to trademarks used in this presentation. Solely for convenience, trademarks and trade names referred to in this presentation may appear without the “®” or “TM” symbols, but the lack of such references is not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks and trade names. This presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners and are used here for reference purposes only. Such use of other parties’ trademarks, trade names or service marks should not be construed to imply a relationship with, or an endorsement or sponsorship of the Company, by any other party.  Forward-looking statements, risk factors, and non-GAAP financial measures referenced in this presentation

 Today’s Presenters  3  Yair Nechmad   CEO & Co-Founder  Sagit Manor  CFO  Aaron Greenberg  CSO  3

 Nayax provides payments, software, and consumer engagement solutions across a wide range of automated retail verticals  Global Platform - Multiple Verticals  Massage Chair  Fueling   Self-Service Kiosks  Laundromats  Car Wash & Air Vac  Amusement   Food & Beverages  Restaurants  Micro Markets  EV Charging   Vending  Parking   4  4

  No. of Employees   1,200+  Countries with devices  120+  Payment Methods  80+  Markets with distributors  80+  Currencies  50+  Languages  35  Company Overview: Full Year 2025  Revenue  $400.4M     2024: $314.0M ▲28%  Recurring revenue  $287.2M  2024: $222.3M ▲29%  Gross Margin  48.2%  2024: 45.1% ▲3.1%  Adj. EBITDA (1)  $61.1M  2024: $35.5M ▲72%  Total transaction   value  $6.4B  Customers  115K  Revenue  churn(4)  2.8%  2024: $4.9B ▲31%  2024: 95K ▲21%  Dollar-basednet retention rate (3)  120%  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Average revenue per unit is calculated using recurring revenue divided by the number of connected devices over a 12 month trailing period. Please refer to the Appendix for a definition of ARPU  Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR  Revenue Churn is a non-IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn.  2024 Revenue  $314.0M   $315.2M (1)  2023: $235.5M ▲33%  Global Presence  Canada  USA  UK  Israel  Germany  Australia  China  Japan  South   Africa  Brazil  New Zealand  Netherlands  Lithuania  Managed & connected   devices  1.46M  Annual ARPU(2)  $239  2024: $215 ▲11%

 Strong growth  Revenue increased 28% to $400.4 million, driven by both new and existing customers’ expansion  Organic revenue (2) growth for the year was 24%  Recurring revenue grew 29% to $287.2 million and represented 72% of total revenue  Number of customers increased 21% to nearly 115k  Total transaction value increased 31% to $6.4 billion  Total number of transactions increased 21% to 2.87 billion  Managed and connected devices increased 16% to 1.46 million  KPIs  Profitability  Gross Margin increased significantly to 48.2% from 45.1%, driven by processing margin improvement as a result of favorable renegotiation of key contracts with several bank acquirers and improved smart-routing capabilities. In addition, hardware margin increased due to continued optimization of our supply chain infrastructure, and better component sourcing and cost  Adjusted EBITDA(3) increased to $61.1 million, representing 15.3% of revenue compared to 11.3% in 2024  Net Income increased to $35.5 million. Excluding one-time gains related to the share purchases of Tigapo & Nayax Capital, net income would have been $25.3 million, a significant improvement compared to a loss of -$5.6 million in the prior year period  All comparisons are relative to full year ended December 31, 2024 (the “prior year period”).  Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. 2025 includes $12.3 million of revenues from recent acquisitions. Please refer to the Appendix for a definition of Organic Revenue.   Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.  2025 Key Highlights (1)

Massive Cashless Opportunity

TAM of 45M+ Unattended Machines and Growing

Cashless payment volume in unattended retail estimated to significantly increase globally from 2025 to 2029



2021-2025E
CAGR 21%
2025E-2029E
CAGR 19%
$60bn
$129bn
$257bn
2021
2025 E
2029 E

Growth Driven by Multiple Self-Service Verticals



Cashless Transaction Value by Vertical
$257bn
Vending
Ticketing Kiosks
Electric Vehicle Charging stations
Amusement/Prize Machines
Laundromats
Parking Terminals
Other Machines
8
15
20
27
32
36
118
2029 E

Key Market Drivers

- **Large and growing installed base** of unattended machines expected to grow from ~48M in 2025 to ~60M by 2029, with **connected machines growing 2.5x faster**, from ~16M to ~27M over the same period
- This accelerated connected device growth is driven by the **conversion** of existing **cash-only machines to cashless-enabled devices**, as operators upgrade their fleets to meet rising consumer demand for digital payments

Source: Research report regarding the unattended & connected machines market dated 2024 by one of our Third-Party Market Research Firms

Nayax 7

Where Complexity Becomes a Competitive Advantage  Gov. / Safety  Payment security  Health  Telecommunications  Global Regulatory Infrastructure  Barriers To Entry  Integrations with unattended machines in multiple verticals  Comprehensive, modular end-to-end solutions  Proprietary Integrated POS devices  Multi-jurisdictional payments acceptance network   Large installed customer base   Addressing SME and Enterprise customers  Multiple retailer needs for every merchant in one system  Significant automation, AI, and data analytics tools  Global financial regulations and compliance requirements  Connection to multiple financial Institutions and banks

 Payment as a Center of Gravity  Global Cashless Payments Acceptance  Multiple Integrated POS  Unattended POS  POS & Registers  Management Platform  Loyalty & Marketing Solutions  Embedded Financing & Banking  Multiple unattended retail verticals  Automated Self Service   Hospitality & Retail  Robust solution for numerous retail verticals  Complete electric vehicle charging & payment solutions  Energy & Mobility  Diverse payment and automation solutions for the fueling industry  Fuel

 Core Strategic Areas of Focus

 Foundation of Nayax: Automated Self-Service   Vending  EV Charging  Retail  Fuel  Hospitality  Laundromat  Parking  Amusement  Device Focused   →  Embedded Platform  →  Omni - Commerce

 VPOS Series Products  Screen-based engagement  Supports loyalty & advertising  Regulatory compliant   Vertical agnostic, versatile and agile   Factory-level OEM embedded Uno mini  Reduced retrofit dependency  Lower customer acquisition cost  Higher lifetime value  Full Value-Chain Market Access   One cable, Zero hassle.  12

 Wherever you are in the EV Charging Journey - Nayax has what you need  Global Expansion  Strategic partnerships with leading operators  Lynkwell acquisition  Integrated payments + AI-enabled EV software  Flexible model: payments, software, hardware  EV Kiosk enabling app-free session capability  PLATFORM EVOLUTION  BUSINESS LOGIC  Payments-driven recurring revenue model  OEM and operator stickiness  Improved cost structure & operating leverage  Increased utilization   Higher ticket value   Large & growing addressable market   EV Charging  Strategic Expansion, Scalable Economics

 Strategic M&As

 In February, acquired UPPay, a Brazilian provider of telemetry and operational management solutions for automated self-service machines, primarily in the coffee segment. The acquisition integrated operationally with VMtecnologia, consolidating expertise across Brazil's lucrative and growing self-service market and accelerating Nayax's expansion throughout Latin America.  In April, acquired Inepro Pay, a long-standing Benelux distributor since 2015, and a subsidiary of Inepro. The acquisition consolidated distribution in-house and establishes a full-service Nayax office in the Netherlands to service the Benelux region. It streamlined duplicate processes and brought Nayax closer to its European customers.  In November, completed the purchase of the remaining shares of Tigapo, a digital payment and prize management platform for arcades and family entertainment centers. Originally a strategic investment, the full consolidation brings Tigapo's highly scalable amusement technology into the Nayax ecosystem, benefiting from its global customer network and international footprint.  In June, acquired the remaining of Nayax Capital, a joint venture originally launched in 2023. Nayax Capital is an embedded financing solution that enables operators to purchase devices, machines, and equipment through a flexible model where repayments are tied to a percentage of sales. Now fully consolidated under the embedded finance division, the platform reduces friction for operators looking to scale, drives device deployment, and increases recurring revenue per customer over time.  In December, acquired Lynkwell, an EV charging platform. Lynkwell's cloud-based software platform hosts dozens of EV charging networks, manages thousands of chargers, and serves hundreds of fleets, including two of the largest in North America. The acquisition unites Nayax's payment technology with Lynkwell's purpose-built management software, delivering a comprehensive platform for the EV charging ecosystem.  Mergers & Acquisitions

 What’s Next?

 Embedded Finance with Yellow Account(1)  The Yellow Account represents Nayax’s strategic expansion into embedded finance, providing small-to-medium businesses with unprecedented access to financial tools.   Delivered via a user-friendly mobile application, merchants will be able to  Receive payouts directly into their accounts  Manage business finances in one place  Pay expenses with a virtual debit card  Access financial services connected directly to their Nayax business data  Nayax will leverage the Yellow Account platform as a strategic touchpoint for new revenue streams (interchange fees, additional commercial offerings, etc.) as well as increased competitive differentiation and customer stickiness.  Expected to be launched in H1 2026

 Nayax eCommerce SDK  One Platform for both physical and online payments  Centralizedpayment control  Payouts  Billing  Reports  Compliance  Support  Card-not-present  Card present

 One Dashboard for All EV Charging Payments  Break the Silos:  *Indicative illustration - final dashboard will be tailored to customer needs

 Financial Performance & Outlook

 Company Overview: Q4 2025  2025 Revenue  $400.4M   $314.0M (1)  2024: $314.0M ▲28%  2025 Revenue  $400.4M  2024: $314.0M ▲28%  .  Company Overview: Q4 2025  Revenue  $119.5M     Q4 24: $89.0M ▲34%  Recurring revenue  $77.3M  Q4 24: $62.9M ▲23%  Gross Margin  46.5%  Q4 24: 46.1% ▲0.4%  Adj. EBITDA (1)  $20.6M  Q4 24: $12.8M ▲61%  Total transaction   value  $1.75B  Customers  115K  Managed & connected devices  1.46M  Revenue  churn (3)  2.8%  Q4 24: $1.31B ▲34%  Q4 24: 95K ▲21%  Dollar-basednet retention rate (2)  120%  Q4 24: 1.26M ▲16%  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR  Revenue Churn is a non-IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn.  Celebrating 20 years   (*) Connect 2025 - Strategy, alignment, and shared ambiti
 Company Overview: Q4 2025  2025 Revenue  $400.4M   $314.0M (1)  2024: $314.0M ▲28%  2025 Revenue  $400.4M  2024: $314.0M ▲28%  .  Company Overview: Q4 2025  Revenue  $119.5M     Q4 24: $89.0M ▲34%  Recurring revenue  $77.3M  Q4 24: $62.9M ▲23%  Gross Margin  46.5%  Q4 24: 46.1% ▲0.4%  Adj. EBITDA (1)  $20.6M  Q4 24: $12.8M ▲61%  Total transaction   value  $1.75B  Customers  115K  Managed & connected devices  1.46M  Revenue  churn (3)  2.8%  Q4 24: $1.31B ▲34%  Q4 24: 95K ▲21%  Dollar-basednet retention rate (2)  120%  Q4 24: 1.26M ▲16%  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR  Revenue Churn is a non-IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn.  Celebrating 20 years   (*) Connect 2025 - Strategy, alignment, and shared ambition for growth on for growth

 Company Overview: Q4 2025  2025 Revenue  $400.4M   $314.0M (1)  2024: $314.0M ▲28%  2025 Revenue  $400.4M  2024: $314.0M ▲28%  .  Company Overview: Q4 2025  Revenue  $119.5M     Q4 24: $89.0M ▲34%  Recurring revenue  $77.3M  Q4 24: $62.9M ▲23%  Gross Margin  46.5%  Q4 24: 46.1% ▲0.4%  Adj. EBITDA (1)  $20.6M  Q4 24: $12.8M ▲61%  Total transaction   value  $1.75B  Customers  115K  Managed & connected devices  1.46M  Revenue  churn (3)  2.8%  Q4 24: $1.31B ▲34%  Q4 24: 95K ▲21%  Dollar-basednet retention rate (2)  120%  Q4 24: 1.26M ▲16%  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR  Revenue Churn is a non-IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn.  Celebrating 20 years   (*) Connect 2025 - Strategy, alignment, and shared ambition for growth

 Strong growth  Revenue increased 34% to $119.5 million, driven by strong hardware sales  Organic revenue (2) growth for the quarter was 30%  Recurring revenue grew 23% to $77.3 million and represented 65% of total revenue  Number of customers increased 21% to nearly 115k  Total transaction value increased 34% to $1.75 billion  Total number of transactions increased 18% to 760 million  Managed and connected devices increased 16% to 1.46 million  KPIs  Profitability  Gross Margin increased to 46.5% from 46.1%, driven by processing and hardware margins improvement   Adjusted EBITDA(3) increased to $20.6 million, representing 17.2% of revenue compared to 14.4% in Q4 2024  Net Income increased to $13.2 million, a significant improvement compared to $1.6 million in the prior year period  All comparisons are relative to the fourth quarter and three-month period ended December 31, 2024 (the “prior year period”).  Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Q4 2025 includes $3.9 million of revenues from recent acquisitions. Please refer to the Appendix for a definition of Organic Revenue.   Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.  Q4 2025 Key Highlights(1)

 Transaction Value   ($B)  2021  2022  2023  2024  4.6x  3.8x  2.8x  Number of Customers  (K)  Managed & Connected Devices  (K)  2025  2021  2022  2023  2024  2025  2021  2022  2023  2024  2025  Key Performance Indicators of Growth  We 3x and 4x our growth in key metrics

 2025 revenue grew 28% to $400.4 million  Recurring revenue represented 72% of total revenue  CAGR 2025 v 2021  Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Q4 2025 includes $3.9 million of revenues from recent acquisitions. Please refer to the Appendix for a definition of Organic Revenue.   CAGR(1) +35.4% ▲  24  Annual Revenue ($M)  Quarterly Revenue ($M)  QoQ +34.3% ▲  Strong Q4 2025 growth of 34% QoQ driven by both new and existing customer expansion, adding nearly 5,000 customers this quarter  Organic revenue (2) growth for the quarter was 30%  Recurring revenue increased by 23% compared to Q4 2024 and represented 65% of our total revenue in Q4 2025  Payment processing fees increased 24%  SaaS revenue increased 21%  Rapid and Sustainable Revenue Growth

 Average revenue per unit is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period. Please refer to the Appendix for a definition of ARPU  Devices that are integrated with our platform services. Please refer to the Appendix for a definition of connected devices  CAGR +41.8% ▲  Annual Recurring Revenue ($M)  Annual ARPU(1) per Connected Devices(2) ($)  YoY +11.0% ▲  Strong Recurring Revenue & ARPU  Growing recurring revenue and increasing ARPU underscore scalable, high-quality earnings

 CAGR +47.8% ▲  26  Annual Processing Revenue ($M)  Quarterly Processing Revenue ($M)  QoQ +23.7% ▲  Please refer to the Appendix for a definition of take rate  Take rate for the period excludes certain gateway fees included in processing revenue and not reflected in our total transaction value.   Payment processing fees increased by 30% YoY in 2025  Processing take rate remained stable at approximately 2.7%  Transaction value increased to $6.4 billion from $4.9 billion  Number of transactions increased to 2.9 billion from 2.4 billion  24% increase in processing revenue as the market continues its cash-to-cashless conversion, driven by:    16% increase in our installed base of managed and connected devices  34% increase in dollar transaction value  Processing Revenue Growth & Take Rate(1)  Primarily driven by higher number of transactions across our installed-base

 CAGR +41.5% ▲  27  Annual Gross Profit ($M)  Quarterly Gross Profit ($M)  QoQ +35.4% ▲  Significant increase in gross margin to 48.2% from 45.1% driven by the improvement in operational efficiencies and continued streamlining of supply chain as well as the reduction in processing costs  Gross Margin increased to 46.5% from 46.1%, driven by processing and hardware margins improvement   Continued Gross Profit & Margin Expansion   Gross margin improved driven by strong operational efficiencies  Profit Margin

 28  Annual Adjusted OPEX(1) ($M)  Quarterly Adjusted OPEX(1) ($M)  Ongoing improvement in adjusted OPEX as a percentage of revenue to 33% reflects increasing operating leverage in the business   Adjusted OPEX as a percentage of revenue decreased to 29.7%, a testament to our disciplined cost management  Adjusted OPEX is a non-IFRS financial measure. Please refer to the Appendix for a reconciliation of Adjusted OPEX to the most directly comparable IFRS measure.   Disciplined Cost Management Reflected in Adjusted OPEX Margin  Adjusted OPEX as a % of revenue declining, reflecting increasing operating leverage

 YoY(2) +1,112.9% ▲   29  Annual Operating Profit(1) ($M)  Quarterly Operating Profit(1) ($M)  QoQ +241.7% ▲  % Operating Profit out of revenue  Full year 2025 v full year 2024  We achieved positive operating profit of $37.6 million for the year. Excluding one-time gains related to the share purchases of Tigapo & Nayax Capital, operating profit would have been $27.3 million a significant improvement from an operating profit of $3.1 million in 2024  Operating profit was $12.3 million, an improvement of $8.7 million from an operating profit of $3.6 million in last year’ fourth quarter  Improving Profitability from Operating Leverage  Operating profit year-over-year improvement driven by scale and margin gains

 YoY(2) +72.1% ▲   30  Annual Adj EBITDA(1) ($M)  Quarterly Adj EBITDA(1) ($M)  QoQ +60.2% ▲  % Adjusted EBITDA out of revenue. Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Full year 2025 v full year 2024  Adjusted EBITDA of $61.1 million in 2025 increased significantly from $35.5 million in 2024. An impressive growth demonstrated by solid operating leverage as a result of profitable expansion, improving gross & operating margins, while strategically investing in growth opportunities  Adjusted EBITDA increased to $20.6 million, representing 17.2% of revenue, compared to 14.4% of revenue, a solid improvement representing the Company’s continued path to profitable growth  Efficiently Scaling the Business & Driving Margin Expansion   Adjusted EBITDA reflecting profitable expansion and disciplined investment

 Metric  FY 2026  Revenue  $510m - $520m  Organic Revenue(2)  22%-25%  Adjusted EBITDA(3)   $85m-$90m  Free Cash Flow(4)  40% (conversion from Adjusted EBITDA)  Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially different than projected Adjusted EBITDA (non-IFRS).  Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Q3 2025 includes $0.76 million of revenues from recent acquisitions. Please refer to the Appendix for a definition of Organic Revenue.   Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA  Free Cash Flow is a non-IFRS financial measure. Please refer to the Appendix for a definition of Free Cash Flow  2026 Outlook (1)   Continued growth & profitability expansion  Guidance Assumptions  Revenue guidance is inclusive of organic revenue growth of 22% to 25% and the expected contribution from the Lynkwell acquisition.  Expected further improvement in profitability with adjusted EBITDA margin of around 17%  Customer demand continues to be strong  Assumes no material changes in macroeconomic conditions

 Mid-term Outlook (1)   Revenue  $1bn   Gross Margin  50%  Adjusted EBITDA(2)  30%  2028 framework, includes $1 billion in revenue, driven by a combination of organic growth and strategic M&A, 50% gross margin, and 30% adjusted EBITDA margin. The increasing share of recurring revenue, the continued growth in ARPU, and the discipline around operating expenses all support the trajectory towards our long-term profile. These targets reflect the long-term fly wheel power of our business model as it scales, and the expected operating leverage which remain consistent with the framework we outlined  Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially different than projected Adjusted EBITDA (non-IFRS).  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA

 Appendix  33

 Device Revenue  VPOS Touch  All-in-one cashless card reader and telemetry device  Purchase fee per sold connected POS  Onyx  VPOS Media  Nova Market  Competitive Price to Attract Customers  1. Hardware  2. SaaS  3. Processing Fee  72%   Recurring Revenue  2.70%   Payment   Take Rate (1)  120%   Dollar Based Net Retention Rate (2)  SaaS management system for enhanced business optimization  Monthly subscription fee (SaaS) per connected POS   Global, localized cashless payment acceptance for maximized conversion   Full payment suite – EMV Payments, Prepaid System, Payments API APMs, Licensed financial institution  Processing fee as % of transaction value  Please refer to the Appendix for a definition of take rate  Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR  Recurring Revenue  Complete end-to-end solutions secure solid recurring revenue

 Expand  Internationally  Enter Emerging, High-Growth Verticals  Retain And Grow   With Existing Customers  Innovate & Develop   New Solutions  Win New Large Enterprise and SMB Customers Globally as well as OEM  Expanding through M&A to new markets with new channels/ technology  Advance Strategy for Sustained Long-Term Profitable Growth

 Global Offices  13  *POS devices  Distributors  80+  Global OEM   Partners  3,400+  Resellers  1,116  Online eShops  15  Financial Partners  50  Nano  1-25*  SMB  26-3,000*  Enterprise  > 3k*  As of 31st of December 2025  Our Differentiated Go-To-Market Strategy

 IFRS to Non-IFRS Reconciliation  Other compensation arrangements provided to the shareholders of VMTRepresents payroll expenses resulting from one-time structural change made by the Company  Consists primarily of (i) gain recognized from remeasurement of an equity accounted investee, upon obtaining control of Tigapo and Nayax Capital, (ii) professional fees and expenses incurred in connection with our acquisitions of UpPay, Tigapo, Inepro Pay, IoT and Lynkwell, and (iii) payroll expenses resulting from one-time structural change made by the Company  Year ended (U.S. dollars in thousands)  Dec 31, 2025  Dec 31, 2024  Dec 31, 2023  Net income/(loss) for the period   35,516  (5,631)  (15,887)  Finance expense, net  2,994  7,489  2,288  Income tax expense (benefit)  (950)  1,247  1,215  Depreciation and amortization  25,487  21,370  12,505  EBITDA  63,047  24,475  121  Share-based payment costs   7,305  7,187  6,027  Employment benefit cost(1)   773  541  -  Other (income) expenses(2)   (10,257)  2,023  444  Share of loss of equity method investee   226  1,270  1,555  ADJUSTED EBITDA  61,094  35,496  8,147

 Year ended (U.S. dollars in thousands)  Dec 31, 2025  Dec 31, 2024(2)  Dec 31, 2023  OPEX  165,433  135,136  98,678  Stock Based Compensation  (6,973)  (6,830)  (5,775)  Depreciation & Amortization  (24,065)  (20,361)  (12,245)  Employment Benefit Cost(1)  (773)  (528)  -  ADJUSTED OPEX  133,622  107,417  80,658  IFRS to Non-IFRS Reconciliation  Year ended (U.S. dollars in thousands)  Dec 31, 2025  Dec 31, 2024  Dec 31, 2023  Operating Cash  40,288  42,902  8,798  Capitalized development costs  (22,766)  (21,893)  (15,948)  Acquisition of property and equipment  (5,329)  (3,081)  (611)  Free Cash Flow  12,193  17,928  (7,761)  Other compensation arrangements provided to the shareholders of VMT  The Adjusted OPEX for 2024 has been revised from 107,945 to 107,417 to correct a prior period error. All comparative figures presented herein reflect the restated amount.

 IFRS to Non-IFRS Reconciliation  Other compensation arrangements provided to the shareholders of VMT  The amount represents professional fees and other expenses incurred in connection with the acquisition of Lynkwell in the last quarter of 2025  Quarter ended (U.S. dollars in thousands)  Dec 31, 2025  Dec 31, 2024  Net income/(loss) for the period   13,171  1,646  Finance expense, net  1,694  1,171  Income tax expense (benefit)  (2,561)  734  Depreciation and amortization  6,922  5,875  EBITDA  19,226  9,426  Share-based payment costs   448  1,240  Employment benefit cost(1)   207  203  Other (income) expenses(2)   687  1,517  Share of loss of equity method investee   -  385  ADJUSTED EBITDA  20,568  12,771

 Quarter ended (U.S. dollars in thousands)  Dec 31, 2025  Dec 31, 2024  OPEX  42,522  35,534  Stock Based Compensation  (418)  (1,182)  Depreciation & Amortization  (6,384)  (5,378)  Employment Benefit Cost(1)  (207)  (190)  ADJUSTED OPEX  35,513  28,784  IFRS to Non-IFRS Reconciliation  Quarter ended (U.S. dollars in thousands)  Dec 31, 2025  Dec 31, 2024  Operating Cash  15,591  17,008  Capitalized development costs  (5,741)  (6,435)  Acquisition of property and equipment  (1,352)  (1,296)  Free Cash Flow  8,498  9,277  Other compensation arrangements provided to the shareholders of VMT

 Key Definitions  Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.  Dollar-based   net retention rate  Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.  Constant Currency  Adjusted EBITDA is a non-IFRS financial measure that we define as profit or loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.  Adjusted EBITDA  Devices that are integrated with our platform services, either sold or leased by us, enabling seamless connectivity, data exchange, and service management. These devices operate within our ecosystem, ensuring optimized performance and enhanced user experience.  Connected Devices  Devices that are operated by our customers.   Managed & Connected Devices  Customers that contributed to Nayax revenue in the last 12 months.  End Customers  SAAS revenue and payment processing fees.  Recurring Revenue  The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.  Revenue Churn  Revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received revenue for the first time, in a given year.   Existing Customer Expansion  Net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.  Free Cash Flow  Third-party devices on which we provide a software solution, enabling functionality, monitoring, and management without direct ownership or control over the hardware.  Managed Devices  Total OPEX excluding stock base compensation, depreciation and amortization   Adjusted OPEX  Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter  Take Rate  A financial metric that measures the average recurring revenue generated per connected device over a 12 months trailing period.  ARPU  Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.  Organic Revenue

 Aaron Greenberg   Chief Strategy Officer  ir@nayax.com  IR Contact  Thank You!  ir.nayax.com  Website